Filed Pursuant To Rule 433
Registration No. 333-167132
June 29, 2011
Gold Demand Trends
First quarter 2011

May 2011	www.gold.org
Overview
Gold demand in the first quarter of 2011 totalled 981.3 tonnes, worth US$43.7bn. Much of the 100-tonne increase in demand was due to strong growth in the investment sector. We believe that suitable conditions remain in place to ensure that investment demand will maintain its solid growth path in the coming quarters. Read more...
Gold demand in China — land of opportunity
The prospects for gold demand in China, the second largest gold consuming market in the world, are compelling both in the short and long term; we believe it could double within the next 10 years. Read more...
Global gold market — first quarter 2011 review
11% year-on-year growth in Q1 gold demand was largely attributable to strong demand for investment bars and coins, further enhanced by improved jewellery demand in a number of key markets and substantial official sector purchases. Read more...
Gold demand by category in tonnes and the gold price (US$/oz)
Source: GFMS, LBMA, World Gold Council
Contributors
Eily Ong
eily.ong@gold.org
Louise Street
louise.street@gold.org
Johan Palmberg
johan.palmberg@gold.org
Juan Carlos Artigas
juancarlos.artigas@gold.org
Marcus Grubb
Managing Director, Investment
marcus.grubb@gold.org

Overview
Gold demand in the first quarter of 2011 totalled 981.3 tonnes, equivalent to US$43.7bn in value terms. Much of the 11% year-on-year increase in tonnage demand was the result of strong growth in investment demand. Demand for physical bars and coins was up 52% year-on-year, at 366.4 tonnes. In value terms, this represented a near-doubling of demand from US$8.6bn in Q1 2010 to US$16.3bn.
Although the average Q1 gold price increased by 25% year-on-year, gold experienced a price consolidation in the early part of the quarter. The US dollar price corrected back to as low as US$1,319.00/oz on 28 January (all prices refer to the London PM Fix unless otherwise specified). However, it climbed to record highs throughout March and continued to achieve new highs in April and May.
The price drop early in Q1 generated a mixed response among investors in ETFs and similar products. Notably, ETFs listed in US and UK markets experienced net redemptions during the quarter. In most other markets, however, ETFs experienced net inflows, with investors using the lower prices as an opportunity to add to their positions. Demand for ETFs and similar products in India was suggestive of a rising trend, reinforced by the launch of new gold mutual funds (which tend to be easier for Indian investors to access) during the quarter.
Investment demand for gold bars and coins was driven by: a dip in prices in January; high inflation in a number of countries; concern over euro area credit worthiness; unrest in the Middle East and Northern Africa. We believe conditions remain such that investment demand will continue to draw strength from these factors. Ongoing problems in Europe, highlighted by the recent S&P downgrade of credit ratings for both Greece and Portugal, are keeping the spotlight on regional sovereign debt concerns. Additionally, the central banks of both India and China have raised interest rates to combat persistent high inflation, while Middle Eastern tensions continue.
India and China continue to act as the main engines of growth, accounting for 63% of total Q1 gold jewellery demand. The jewellery sector saw a steady rise during the first quarter of 2011, with demand of 556.9 tonnes 7% higher than the same period in 2010. China’s jewellery demand jumped 21% year-on-year to a new quarterly record of 142.9 tonnes, while Indian jewellery demand rose 12% during the corresponding period to 206.2 tonnes.
Gold Demand Trends | First quarter 2011

As the second quarter progresses, there are signs of continued momentum in jewellery demand in both of these key markets. The key Akshaya Tritiya festival and beginning of the wedding season in India have provided consumers with ample reason to maintain their purchasing levels, with a strong demand response being noted on dips in the price. In China, continued economic growth and public holidays will provide fuel for gold jewellery demand in the second and third quarters.
Significant purchases by central banks across a number of regions in the first quarter reinforced gold’s vital role as a reserve asset. Purchases by central banks jumped to 129.0 tonnes (US$5.7bn), more than the total for 2010 as a whole. As highlighted in our February 2011 report1, we believe the trend for official sector net purchasing will continue in 2011 as central banks (especially in the emerging markets) turn to gold purchasing programmes as a means of diversifying their reserves.
The Q1 2011 figures show an increase in total mine supply to 653.9 tonnes from 601.6 tonnes in Q1 2010 and it is expected that mine supply will continue to increase, owing to improving levels of demand and the virtual elimination of the global producer hedge book. However, the total supply of gold in Q1 2011 declined by 4% year-on-year to 872.2 tonnes. Total mine supply (mine production and net producer hedging) contributed positively to total supply, but this effect was more than outweighed by the combined negative impact of changes in official sector and recycling activity.
Chart 1: Gold price in selected currencies (indexed 04/01/2010 = 100)
Source: IHS Global Insight, LBMA, World Gold Council
1 World Gold Council, Gold Demand Trends/Full year 2010, 19 February 2011.
02_03

Gold demand in China — land of opportunity
Today, China is the second largest gold consuming market in the world. In 2010, gold demand grew by 32% despite a concurrent 25% rise in the annual average local currency gold price. For the first time, annual gold demand (jewellery, investment and technology combined) surpassed the 700-tonne mark (Chart 2).
At the time of writing, the local gold price in China had surged to RMB10,147/oz (RMB326.2/gm) on 2 May 2011 — the highest for the year and above the previous record of RMB9,453/oz (RMB303.9/gm) from 9 November 2010.2
     China’s appetite for gold has increased rapidly (Chart 3), with gold demand growing by an average 14% per annum since the deregulation of the market in 2001, a trend that has continued with the strong growth momentum witnessed in the first quarter (Chart 4).
Jewellery is by far the most dominant category of the Chinese gold market, accounting for almost 64% of all gold demand in China in 2010 (27% accounted for by investment and the remaining 9% by technology). Chinese gold jewellery demand has more than doubled in the last seven years, from 224.1 tonnes in 2004 to 451.8 tonnes in 2010.
The past 10 years have witnessed exponential growth in China investment demand for gold, which entered a new era with the opening of the Shanghai Gold Exchange. By the end of 2010, annual gold demand totalled 187.4 tonnes, an increase of 71.1% over the previous year. This growth continued in Q1 2011, with the result that China was the largest physical bar and coin investment market during the quarter at 90.9 tonnes.
Like jewellery and investment, demand for gold in the technology sector is buoyant in China. The country is becoming an increasingly important centre for electronic component manufacturing and assembly. Almost 35,000 visitors to the recent industry trade show SEMICON China confirmed the importance of the region to this industry. It is perhaps not surprising therefore that increased use of gold in Chinese electronics manufacturing made a strong contribution to record global electronics demand in 2010.
Chart 2: China gold demand, supply and the gold price (RMB/oz)
Note: Gold demand includes jewellery, investment and technology. Gold supply includes only mine production and recycled gold.

Source: Bloomberg, GFMS
2 Bloomberg data.
Gold Demand Trends | First quarter 2011

Chart 3: China gold demand per capita (gm) and the gold price (RMB/oz)
Source: Bloomberg, GFMS, World Gold Council
Chart 4: Quarterly China gold jewellery and investment demand and the gold price (RMB/oz)
Source: Bloomberg, GFMS
04_05

Key factors driving Chinese gold demand
In a period of ongoing global economic and financial uncertainty, gold’s roles as monetary asset, global currency and risk diversifier all make it an attractive international asset class for domestic investors. We expect the following factors could drive further growth in Chinese gold demand:
•	Gold investment rooted in Chinese culture

In many respects, China and India share a similar gold culture and heritage. Since ancient times, gold in China has been associated with good luck and is considered to be the colour of emperors. Chinese people with a high status traditionally wear more gold jewellery and gifts of gold items are considered to be highly valuable. It is a tradition to give gold as a gift after a child is born, on birthdays, at Chinese New Year and it is also an integral part of wedding jewellery.

•	Impending inflationary fears in emerging markets

There has been a rush of capital inflows into emerging markets, particularly in China, fuelled by excessive global liquidity in the international system. These inflows have contributed to inflation, causing Chinese consumers to shift to gold investment as it has been shown to be a good hedge against inflation and a way to preserve wealth.

•	China Central Bank is positive on gold

Despite being the sixth largest official holder of gold, the gold reserves of the People’s Bank of China (PBOC), as a percentage of total reserves, are low by international standards, currently at 1.6%.[3] In its latest report entitled “2010 International Financial Market Report”,[4] the PBOC expressed its positive view on gold demand and suggested that investment demand would be supported by high inflation expectations as well as the prolonged political instability in the Middle East North Africa (MENA) region.

•	Limited domestic investment channels

The continued economic expansion in China has so far moderated the impact of the global recession, although it also resulted in an overheating of the Chinese property sector, which, as government measures are introduced to cool it down, has in turn raised concern over the performance of domestic stock markets. In particular, soaring prices in the Chinese real estate market created a real risk of an asset bubble in the short run, especially given the excess liquidity in the system. The government has issued a series of regulations to curb housing prices and consequently pushed the large amount of capital available into other areas. As a result, China’s gold demand is soaring alongside the gold price, as investors increasingly turn to gold as a way to diversify their savings and investments.
Chart 5: 2011 forecast real deposit rates1 in top gold consuming countries of 2010 (%, using expected inflation2)

1	12-month deposit rates where possible.

2	CPI inflation (YoY% chg), IMF World Economic Outlook, April 2011.

Source: Bloomberg, central banks, IMF, World Gold Council

3	IMF IFS, April 2011 and World Gold Council

4 http://finance.sina.com.cn/china/jrxw/20110325/17189595224.shtml
Gold Demand Trends | First quarter 2011

•	Advisory from top Chinese economic scholars

Several renowned financial and economic scholars including Li Yining, one of China’s most prominent architects of reform and a highly respected economics professor at The Peking University, and Xia Bin, an advisor to the PBOC, have called for an increase in China’s gold reserves to preserve its savings and to hedge depreciation of foreign exchange reserves.

•	Increase in asset allocation to gold by institutional investors

We believe there is a growing appetite among Chinese institutions to increase their asset allocation to gold investment. Since February 2010, China Investment Corporation (CIC), a sovereign wealth fund incorporated in Hong Kong, has disclosed that it took a 1.45mn-share stake worth US$155.6mn in the SPDR Gold Trust Shares, the world’s largest ETF fully backed by physical gold.

On 13 January 2011, the Lion Fund launched a QDII[5] gold ETF fund of funds. The Fund received an additional QDII quota of US$0.5bn, taking the total quota of their product to US$1bn as at 7 March 2011.[6] As at the end of March 2011, the fund generated a performance of 3.5% and accumulated assets under management of RMB2.6bn (or around US$390mn).

We believe the capital preservation motive has spurred demand, and that this should not be regarded as simply speculative or purely return driven. Anecdotal evidence suggests that demand appears to be more strategic in nature: rooted in gold’s diversification qualities, its ability to outperform other domestic financial asset classes during crises, and its effectiveness as a hedge against macro economic factors and currency fluctuations.

•	Potential increase in gold demand from a growing middle class

The substantial social and economic changes brought about by government reforms have been accelerating and we envisage that the next few years will see the continued emergence of a growing and prosperous middle class in China. The disposable income of this important demographic is linked to a penchant for saving and to rapid urbanisation, which could double gold demand in the country over the next decade. According to China Consumer Daily, it is estimated that there will be 75 million households with annual income of more than US$4,300 per annum by 2015, compared to just 15 million in 2005. Similarly, household savings are also expected to triple during the same period.[7]
Outlook for Chinese demand
We believe that Chinese gold demand could double within the next decade (see the World Gold Council China Gold Report — The Year of the Tiger, March 2010). However, given the recent momentum in Chinese gold demand, we would not be surprised to see this result achieved in a shorter time frame.
Near-term inflationary expectations and rising income levels are likely to support the investment case for gold as an asset class, especially given that Chinese consumers are high savers and are looking to gold to protect their wealth. The longer term story for Chinese gold demand is also compelling, given the increasing prosperity in the world’s most populous country and we believe that gold demand in China will continue to expand.
Gold and Chinese equity index performance, volatility and correlation over selected periods

	Performance %			Volatility %*			Correlation
	5 years	3 years	Q1’11	5 years	3 years	Q1’11	5 years	3 years	Q1’11

Gold spot price RMB/oz	99%	47%	0%	22%	23%	10%	1.00	1.00	1.00
Shanghai Composite	122%	-14%	6%	31%	32%	12%	0.14	0.14	0.46
Shenzhen Composite	285%	30%	1%	35%	37%	18%	0.14	0.17	0.57
Hang Seng China Enterprises	88%	-1%	2%	37%	38%	25%	0.17	0.15	0.16
Hang Seng Index	41%	-5%	1%	27%	30%	21%	0.13	0.12	-0.07

*	Annualised standard deviation of weekly log returns.

Source: GFMS, LBMA, World Gold Council

5	QDII: Qualified Domestic Institutional Investor.

6	Reuters, 7 March 2011.

7	China Consumer Daily, 15 March 2011.
06_07

Global gold market — first quarter 2011 review

			YoY			YoY
Gold demand	2009	2010	(%)	Q1’10	Q1’11*	(%)

Jewellery	1,814	2,017	11%	521	557	7%
Technology	410	466	14%	114	114	0%
Investment	1,395	1,487	7%	246	311	26%

Gold demand	3,618	3,971	10%	881	981	11%

OTC and stock flows	463	185	-60%	7	-128	—

London PM fix, $/oz	972	1,225	26%	1,109	1,386	25%

*	Provisional.

Source: GFMS, LBMA, World Gold Council
First quarter gold demand measured 981.3 tonnes, 11% up on year-earlier levels. This increase, which was largely attributable to a widespread rise in investment demand for bars and coins, was further enhanced by an improvement in jewellery demand in a number of key markets. In value terms, this translated to global demand of US$43.7bn in the first three months of the year, compared with US$31.4bn in Q1 2010, an increase of almost 40%.
The quarterly average gold price posted its eighth consecutive year-on-year increase, hitting a new record of US$1,386.27/oz (as per the London PM Fix). However, the quarterly average masks the intra-quarter moves in the price that determined much of the demand behaviour during the first three months of the year. During January, prices retraced from the late-December peaks and did not regain these levels until the beginning of March, when it reached further fresh record highs. In spite of this consolidation, average annualised gold price volatility in Q1 2011 was lower than the historical average observed over the past 20 years.
The strongest growth in overall gold demand was generated by the investment sector. First quarter investment demand growth, of 26% year-on-year to 310.5 tonnes, was largely attributable to a significant (62%) increase in demand for gold bars. Of the major markets, China displayed the strongest growth as inflation concerns took root and consequently assumed the position of the largest single investment market for bars and coins in the quarter.
Demand for ETFs and similar products was negative in the first quarter as the price consolidation witnessed early in the quarter elicited a degree of profit-taking. The high prices recorded in late 2010 also prompted some investors to re-balance their portfolios.
In spite of increasing average prices during the quarter, jewellery demand, which accounted for 57% of total Q1 gold demand, registered a volume increase of 7%. Q1 demand totalled 556.9 tonnes, equivalent to a record value of US$24.8bn. However, this picture has two distinct sides; the voracious appetite for gold jewellery observed in India and China in marked contrast to the more anaemic demand stemming from western and Middle Eastern markets.
India and China, the two largest markets for gold jewellery, together accounted for 349.1 tonnes of gold jewellery demand, a value of US$16bn. Bullish price expectations and domestic inflation concerns, coupled with stronger local currencies, helped to drive demand in both countries. However, consumers in the West and in the Middle East were largely deterred by higher average prices and jewellery demand was correspondingly weak.
Demand for gold emanating from the technology sector was little changed year-on-year at 113.8 tonnes. This is a broadly positive result given that the comparison is being made with a relatively strong base period (Q1 2010). Demand from the electronics segment provided the most positive impetus, while gold for use in dentistry continued to decline.
A year-on-year increase in total mine supply during the first quarter was more than counterbalanced by the combined effect of a decline in the supply of recycled gold and a significant increase in net purchases by the official sector. While mine production rose by 7%, overall supply declined by 4% from Q1 2010 to 872.2 tonnes.
Gold Demand Trends | First quarter 2011

Jewellery
During the first quarter of 2011 demand for gold jewellery reached 556.9 tonnes, equivalent to US$24.8bn in value terms. This represents a rise of 7% compared with demand of 521.3 tonnes in Q1 2010.
On the face of it, the 25% year-on-year increase in the average quarterly international gold price might have been expected to act as a deterrent to gold jewellery demand. However, this average US dollar price masks a more detailed picture and the sharp dip in prices during the opening weeks of the quarter encouraged a surge of interest from gold jewellery consumers across the globe.
The regional breakdown of jewellery demand shows a story of two halves: strength in India and much of the East Asian region contrasting with broad weakness in the western and Middle Eastern markets.
India once again provided the main pillar of demand for gold jewellery, accounting for 37% of the global total. Demand of 206.2 tonnes was 12% up on the year-earlier period (itself a strong quarter) and represents the strongest quarterly number since Q3 2008, when demand was boosted by a sharp drop in the gold price. The value of gold demand surged 38% year-on-year to Rs416bn. During January and February, retailers and wholesalers took advantage of a dip in the local gold price, which remained below the highs set in December to build stocks ahead of an anticipated hike in customs duty in the late-February budget; an event which did not materialise. Meanwhile, consumer demand was further lifted by the onset of the auspicious Makar Sankranti period on 14th January. Further support came from solid GDP growth and an impressive agricultural sector performance, although rising prices towards the end of the quarter saw demand tailing off. With the onset of the wedding season and Akshaya Tritiya festival, the World Gold Council views the prospects for the second quarter as promising.
Chinese consumers also continued to flock to gold jewellery during the first three months of 2011, pushing demand up 21% year-on-year to 142.9 tonnes. This strong demand was partly due to the Chinese New Year holiday, which is an important gifting season, but was also evidence of higher gold price expectations among Chinese consumers. Demand was concentrated as usual in the 24 carat segment. However, K-gold (18K) also witnessed solid growth. The investment motive behind gold jewellery purchases was further fuelled by China’s ongoing inflation problem, which prompted the People’s Bank of China (PBOC) to raise interest rates twice during the course of the quarter. Notably, the growth in demand for gold jewellery in China is such that a number of manufacturers of Platinum-group metals (PGMs) have been shifting some of their production capacity to gold.
In percentage terms, Hong Kong was the strongest growth market for gold jewellery, with demand up 32% year-on-year at 7.3 tonnes. This demand surge was driven by a combination of the Chinese New Year, strong Chinese tourist numbers and, crucially, an improved domestic economic scenario, with an improved job market and consequent growth in private spending.
While a marginal market, Taiwan was the outlier in the Greater China region, recording a year-on-year drop in gold jewellery demand of -9.4%.
Across the rest of the Asian region, the picture was largely negative, with a couple of notable exceptions. Japan, unsurprisingly, was the weakest of all markets as consumers were overwhelmed by the earthquake and subsequent tsunami that devastated much of the northern prefectures in early March. Prior to the disaster, demand had already been weakened by surging local gold prices and consumers showed an inclination to move towards 9 carat gold as a more affordable option. The prospects for gold jewellery demand for the coming quarter are negative as sentiment remains greatly subdued by recent events.
08_09

Declines in gold jewellery demand in both South Korea and Thailand, of 3% and 16% respectively, were price-led. In Thailand, consumers were seen shifting instead to purchases of investment products as the best way of capitalising on the rising price.
Fuelled by a substantially devalued currency and a prolonged bout of inflation, jewellery demand in Vietnam jumped 5.7% year-on-year. Rumours of future restrictions being imposed on the trading of gold bars by the government encouraged consumers to switch to purchases of 24 carat gold rings as an investment proxy.
Indonesia, the largest of the group of other East Asian countries, posted an increase of 8% as conviction in the short-lived nature of gold’s correction meant consumers and jewellery retailers alike took advantage of the dip. Prices below US$1,350/oz were viewed as ‘cheap’ and consumers took advantage of dips below this level to purchase jewellery while retailers scrambled to replenish stocks that had been liquidated in December. The rush was further fuelled by expectations that the price would soon rally again.
First quarter gold jewellery demand in Turkey proved robust, buoyed by Valentine’s Day, as well as the Istanbul Jewellery Fair and Istanbul Shopping Festival during the quarter. Demand was further stimulated by dips in the gold price throughout the quarter, which were seen as a buying opportunity. Consumers were seen rushing in at lower price levels in January and March, driven by the expectation that gold prices would continue their upward trend. However, despite the surge in demand, affordability constraints meant that consumers were targeting lighter weight pieces and, increasingly, 18 carat diamond jewellery which appears to be gaining market share at the expense of 14 carat plain jewellery. Demand in volume terms was up 12% year-on-year at 20.6 tonnes, equating to growth in local currency value terms of 46% as demand reached TL1.5bn.
The Middle Eastern markets generally experienced a very weak quarter, kept in check by climbing gold prices and political unrest. Egypt was very much affected by the outbreak of domestic civil unrest and gold jewellery volumes plummeted as a result. First quarter demand fell 39% to 10.9 tonnes as high prices and concern over the unfolding events prompted a wave of recycling activity. We believe that the market is likely to remain very weak for at least the first half of 2011. In other markets, Saudi Arabia posted a decline of 19%, to 13.1 tonnes as consumers moved to lighter weight pieces, particularly lighter wedding sets. The UAE was the exception within the region as demand grew by 5% year-on-year to 19.8 tonnes. In US dollar terms, demand reached a value of US$882.5mn (up 31% year-on-year). It is likely that the market was boosted by an increased presence of key market participants at various jewellery festivals this year. Strength in the 22 carat segment was again suggestive of relatively robust demand among non-domestic consumers.
Gold Demand Trends | First quarter 2011

Russia was again alone among the western markets in witnessing a rise in gold jewellery demand. First quarter demand of 16.7 tonnes was up 7% on the 15.6 tonnes of Q1 2010. In value terms, demand totalled US$744mn, a year-on-year rise of 34%. The rise in demand was indicative of the improving domestic economy, as a combination of GDP growth and falling unemployment stimulated consumer sentiment. However, the higher gold price encouraged the production of lighter weight pieces.
Consumers in the US continued to feel the pinch and gold jewellery demand declined accordingly. The volume of demand slipped 10% year-on-year to 20.5 tonnes, although in US dollar value terms the comparison was more favourable: first quarter demand was valued at US$914.4mn, 12% above Q1 2010. Higher average gold prices were the main reason for the subdued demand, with retailers increasingly stocking sterling silver product in order to meet affordability constraints. The comparison with Q1 2010 is exaggerated by the fact that some retailers only began to introduce silver product lines in Q4 2010.
Demand across the rest of Europe continued to decline. In Italy, gold jewellery was subject to the same structural changes that have been in place for some time: gold being combined with more affordable alternatives (such as ebony, ceramic and leather); pure gold jewellery items being designed and manufactured in ways that use less gold, creating lighter weight pieces; and sterling silver gaining market share along with 14 and 9 carat gold and gold-plated items. First quarter demand totalled 4.7 tonnes, 11% below the first quarter of 2010. The story was similar in the UK, where weak hallmarking numbers testify to a subdued first quarter demand numbers. Consumers responded to the weak economic backdrop and higher gold prices by restricting their purchases of gold jewellery. Quarterly demand of 3.1 tonnes (-17% year-on-year) equated to a value of £87mn, unchanged from the same period in 2010.
10_11

Technology
Gold demand in the technology sector remained strong in the first quarter, just 0.2% lower year-on-year at 113.8 tonnes, but 6.7% higher than the same-quarter average since 2003 of 106.7 tonnes. Continued weakness in the dentistry sector was responsible for the slight decline, while demand for gold in electronics and other industrial applications firmed slightly. The value of demand for gold in this sector totalled US$5.1bn, 25% up on Q1 2010.
A revision to our previous provisional Q4 2010 figures now means that 2010 was the highest year on record for gold demand in electronics at 326.8 tonnes.
Demand from the electronics segment registered a modest 1% rise year-on-year, totalling 79.8 tonnes. While the growth witnessed in early 2010 was driven by replenishment of inventory supply lines (which had been decimated during the economic turmoil of 2009), demand in the second half of 2010 and into 2011 has been driven by “new” demand as economies recover and consumer sentiment improves. That said, fabrication demand in several industrialised markets has been tempered by slower than anticipated growth and a curtailing of consumer spending. According to the Semiconductor Industry Association (SIA), worldwide sales of semiconductors were US$75.8bn for Q1 2011, an increase of 8.6% from US$69.8bn in Q1 2010 and 0.4% up on the previous quarter.
Demand in Japan was severely affected by the earthquake and tsunami, which resulted in widespread closures of semiconductor fabricators producing chips, components, and other electronics materials. This has consequently had a material effect on fabrication demand (albeit for only a few weeks of the quarter), with current estimates placing the decline in output at 10% year-on-year for the three-month period.
In contrast, growth was recorded in most other key markets, led predominantly by East Asia. China and Taiwan were the frontrunners, with growth of over 10% as demand for semiconductors used in automotive, personal, and household appliances grew. Of particular note here were gains for mobile and smart phones, tablets, netbooks, and notebooks.
The tablet market has received a great deal of media attention recently with the launch of the latest version of the Apple iPad (which dominates this segment with a market share of over 85%) and this area is expected to easily exceed the heady growth witnessed in 2010. The fabrication of smart phones is also forecast to surge by 45% to 420 million units according to industry analysts.
Gold demand in the other industrial and decorative segment registered only a trivial increase in Q1, rising by less than 1% from Q1 2010. Demand volume of 22.5 tonnes was nevertheless the strongest Q1 result for four years as healthy gains from the developing world (most notably China and India) helped offset sizable declines from some industrialised countries. Switzerland and Japan recorded the sharpest falls.
In China, demand was augmented by growth in demand for plating salts (chiefly gold potassium cyanide) used for plating accessories and electroformed giftware. In India, an increase in demand for costume jewellery, together with restocking of jari thread inventory as gold prices retraced from the highs of Q4 2010, help explain the firm year-on-year gains. Elsewhere, Japanese demand was hampered by blackouts, which essentially closed many fabrication facilities in March, with many still operating well below former levels. In Switzerland, a hefty year-on-year decline may indicate a fragile market at first glance but in reality the weak comparison is a reflection of the surge in demand witnessed at the start of last year as markets emerged from the recession and consumer confidence rallied.
Lastly, gold used in dental applications recorded a sizeable 10% year-on-year decline, to 11.5 tonnes. First quarter demand was driven lower by the elevated gold price level, although restrictive healthcare plans also contributed to the structural decline. The chief factor behind the decline remains substitution, with gold losing out in particular to base metals (mainly cobalt-chrome alloys) and, to a lesser extent ceramics, where cosmetic appearance has been the catalyst for change. Significant falls were recorded across most global markets in the quarter, with declines of over 10% in the US and Japan a reflection of the wider market direction.
Gold Demand Trends | First quarter 2011

Investment
During the first quarter of the year, investment demand (comprising demand for bars and coins as well as ETFs and similar products) grew by 26% to 310.5 tonnes from 245.6 tonnes in Q1 2010. In US dollar terms, investment demand was valued at US$13.8bn.
Demand for gold bars and coins provided the main thrust of this growth; physical bar demand of 280.4 tonnes was 62% above year-earlier levels as interest in physical gold investment products surged across the globe. In contrast, a wave of profit-taking resulted in a negative first quarter reading for ETFs and similar products. Total investment demand (including OTC investment and stock flows) declined by 28% year-on-year to 182.3 tonnes, although the rolling four-quarter total was up by 23%, confirming an underlying upward trend.
During the first quarter, ETFs and similar products witnessed net outflows of 56 tonnes. Redemptions were concentrated in January, primarily in response to the retracement in the gold price during the month but also indicating an element of year-end rebalancing of portfolios. The majority of the outflows were concentrated in the US and UK markets, while other markets largely saw positive net inflows into ETFs. In the wake of the Q1 outflows, the collective volume of gold held by global ETFs was nonetheless in excess of 2,100 tonnes.
The OTC investment and stock flows element of investment demand witnessed a quarter of net disinvestment, echoing the activity in the ETFs. These net outflows were concentrated in January and February, when lower prices resulted in heavy selling. Positive inflows in March were insufficient to fully offset this bout of profit-taking.
Total bar and coin demand in the first quarter came in at a very strong 366.4 tonnes (+52% YoY). In value terms, this represented a near-doubling of demand from US$8.6bn in Q1 2010 to US$16.3bn. Physical bar demand generated the bulk of this increase, although demand for official coins also generated impressive year-on-year growth of 39%. The medals and imitation coins segment of demand was little changed, up 3% at 23.3 tonnes. As the gold price in various currencies underwent a correction during the first weeks of the quarter, investors across the globe took the opportunity to buy, either adding to their existing holdings or initiating new positions in gold.
Of the major markets, China displayed the strongest growth and consequently took the position of the largest single investment market for the quarter. Demand reached 90.9 tonnes, a more than doubling of the 40.7 tonnes recorded in Q1 2010. In value terms the performance was more impressive still, growing by 179% to US$4.1bn.
Persistent high inflation levels in China continued to motivate investment in gold, due to its effective inflation hedging properties, and lower price levels in January provided an opportune entry point for investors. Demand was further stimulated by an increased availability of gold bars, with banks actively promoting gold investment products. In mid-February, ICBC and the World Gold Council launched the ‘Only Gold Gift Bar’, the first gold gifting investment product in China. The product offers bars weighing 10, 20, 50, 100 and 1000 grams at a price based on the real-time price at the Shanghai Gold Exchange. By the end of the quarter, orders totalling 1.8 tonnes had already been generated.
12_13

Investment demand in Taiwan also improved. Investment totalled 2.3 tonnes, more than reversing the entire 1.8 tonnes of net disinvestment seen throughout 2010 as a whole. The correction in the price early in the quarter helped to lift demand and accordingly a solid increase in investment in the Bank of Taiwan’s Gold Passbook was reported. Demand for gold bars and coins in Hong Kong remained negligible, with demand inching up from 0.25 tonnes to 0.28 tonnes year-on-year.
Demand for gold bars and coins among Indian investors remained elevated during the first quarter, although failed to sustain the record levels of Q4 2010. Demand grew by 8% year-on-year, to reach 85.6 tonnes (US$3.8bn value equivalent). Widespread expectations of further rises in the price underpinned investment purchases, although there were also reports that significant volumes of bars and coins were being purchased in order to be converted to jewellery during the wedding season. Additionally, attention has turned towards silver with some retailers beginning to stock silver investment bars, but gold continues to benefit from high inflation rates, which prompted the Reserve Bank of India (RBI) to raise rates by an unexpected 50bps at the beginning of May.
Although panic buying of gold bars and coins may have been expected in Japan towards the end of the quarter in response to the crisis, this did not materialise. Brisk two-way activity continued, with the net result that profit-taking outweighed new investment purchases to the tune of 5.8 tonnes, around half the 11.8 tonnes of net profit-taking seen in Q1 2010.
The remaining Asian markets were something of a mixed bag. Vietnamese investment demand was little changed year-on-year, marginally firmer at 14.2 tonnes. The appetite for gold investment products in Vietnam is being sustained by rising inflation and continued devaluation of the domestic currency against the US dollar.
Investment in Thailand jumped by 38% year-on-year as investors were reported to be replenishing their positions on price dips, following the wave of profit-taking reported during the final quarter of last year. Investment activity in Indonesia was also price-driven and although demand was insignificant in absolute terms (5.3 tonnes) this represented a rise of 66% on Q1 2010.
Investment demand across the Middle Eastern region was largely price-driven during the first quarter, with demand being elicited during the first few weeks of the quarter as prices retraced. Markets in the UAE, Other Gulf states and Saudi Arabia registered year-on-year increases in investment demand of 21%, 20% and 6% respectively. The exception to this trend was Egypt, where demand slipped as investors were preoccupied with the turbulent domestic scenario, but did not translate their concerns into gold purchases. However, demand remained negligible at 0.4 tonnes (from 0.6 tonnes in Q1 2010).
Investors in Turkey were similarly motivated by the January price correction. Quarterly demand more than doubled year-on-year to 18.3 tonnes, of which almost 50% took place in January as the price corrected back from the late-December highs. The value measure of investment demand registered year-on-year growth of 162% to reach a remarkable TL1.3bn. Gold coins accounted for the vast majority of the demand, although bar offerings are becoming more widespread. Although the ATM Gramgold project was announced last year, Q1 2011 witnessed the official launch of the ATM machines that can, as well as carry out the usual banking transactions, sell gold grams.
Gold Demand Trends | First quarter 2011

Western investors maintained their enthusiasm for gold bars and coins. Aggregate demand across Europe almost doubled year-on-year as the region was buffeted by the continued sovereign debt crisis. Ireland was forced into another bailout at the end of the quarter, which increased the risk of contagion in Portugal (which has subsequently requested its own rescue package). Investment demand was further fuelled by the events unfolding in the MENA region. Investment demand more than doubled in Germany and Switzerland (+103% and 117% respectively), and also increased from the very strong levels of the previous quarter.
Within the region, France registered the strongest rate of growth (+131% YoY). Although absolute levels of demand remained negligible at 0.3 tonnes, it was testament to the strength of new investment demand that it was able to outweigh the continued heavy levels of profit-taking that prevail among holders of inherited gold in France. While Napoleon coins are among the most popular form of gold investment in France, the launch of a market for small bars by domestic banks has helped to stimulate interest in gold investment.
In Germany, demand reached 37.7 tonnes (US$1.7bn in value terms) and manufacturers were seen increasing their product offerings in order to meet the elevated levels of demand as the spectre of further government defaults kept gold in the spotlight. Similarly in Switzerland, demand of 28.2 tonnes was reflective of gold’s properties as an alternative currency in times of crisis. Q1 demand was well above the 23.2 tonne average of the previous 12 quarters (including the exceptionally high levels of Q4 2008 and Q1 2009).
In the US, demand failed to sustain the strength of the previous quarter. However, at 22.5 tonnes, it was 54% firmer year-on-year, although this is partly a reflection of relatively soft Q1 2010 demand. Similar to many other markets, investment inflows in the US were heavily concentrated in January as the price retraced from the highs reached in December. Gold coins benefited from the increase in investment demand, with non-US coins accounting for a larger proportion of the market, taking share from Buffalo and Eagle coins — the traditional choice for US coin investors.
14_15

Supply

			YoY			YoY
Gold supply	2009	2010	(%)	Q1’10	Q1’11*	(%)

Total mine supply	2,353	2,586	10%	602	654	9%
Official sector sales	34	-76	—	-59	-129	—
Recycled gold	1,695	1,645	-3%	369	348	-6%
Total supply	4,081	4,155	2%	912	872	-4%

*	Provisional.

Source: GFMS, World Gold Council
In Q1, the total supply of gold slipped by 4% year-on-year to 872.2 tonnes. While both elements of total mine supply (mine production and net producer hedging) contributed positively to total supply, this effect was more than outweighed by changes in official sector and recycling activity, both of which had a negative impact.
Mine production is estimated to have increased by 44 tonnes year-on-year, a growth rate of 7%. Mine production increased across a range of countries and regions and the growth reflects a combination of new project start-ups, expansion of existing projects and re-starting of suspended operations.
Around 6-7 tonnes of the increase in mine production were generated collectively by a large number of smaller mines in Australia, while in the US Barrick’s Goldstrike and the Round Mountain JV (owned by Barrick and Kinross) together contributed around 4-5 tonnes of additional production.
Production was also up year-on-year in China, Mexico and Russia. Notably, African operations contributed around 25% of the increase in first quarter mine production. Randgold’s Resources’ Tongon mine in Cote d’Ivoire, which poured its first gold in November, generated around 2 tonnes of additional production. Start ups in Burkina Faso and Eritrea also contributed to the growth in the region.
Net producer de-hedging was negligible in the first quarter, amounting to just 10 tonnes, around half the levels of Q1 2010. De-hedging is likely to have a limited impact on supply for the near future: the global hedge book has declined to trivial levels, while fresh hedging activity has been modest and, so far, largely comprising project hedging by companies aiming to finance development projects and regulate revenue.
Turning to the official sector, the first quarter witnessed a sharp increase in purchases of gold among central banks and official sector institutions, while sales remained virtually non-existent. During the quarter, purchases totalled 129 tonnes, which exceeded the combined total of net purchases during the first three quarters of the previous year.
The main contributor to this activity was Mexico, which reported purchases of 93.3 tonnes throughout the quarter. The bank apparently made sizeable purchases in both February (14.8 tonnes) and March (78.5 tonnes), as a result of which its gold reserves are now in excess of 100 tonnes. Mexico seems to be following the trend established by several other central banks recently in moving toward restoring a prior balance between gold and currency reserves. As a result of the increase, Mexico’s gold now accounts for 3.6% of total reserves compared with 0.2% prior to the purchase.
Gold Demand Trends | First quarter 2011

In April, Bolivia also reported an addition to their gold reserves of around 7.0 tonnes, which occurred in December 2010. This purchase is likely to have been similarly motivated and increased gold’s share of total reserves to 15% from 13% previously.
Russia continues to build its reserves, reporting a purchase of 18.8 tonnes in March. This adds to the 3.7 tonnes acquired in January and February to create a combined Q1 total of 22.5 tonnes.
In Asia, Thailand extended its recent buying activity with a purchase of 9.3 tonnes in March, boosting gold reserves to almost 110 tonnes.
As discussed in our focus on the official sector in the last issue of Gold Demand Trends, the central banks of emerging countries remain underweight in their holdings of gold, notwithstanding the recent purchases reported here. These central banks are likely to continue to increase their holdings of gold as a means of preserving national wealth and promoting greater financial market stability.
Recycling activity abated in the first quarter as consumers across the globe deferred their decision to sell existing holdings of gold in anticipation of higher prices. The supply of recycled gold, at 347.5 tonnes, was 6% below year-earlier levels and 24% below the previous quarter and is only marginally above the average quarterly figure since Q1 2006 of 338.9 tonnes.
The supply of recycled gold among western markets was broadly stable, but below the peak levels and the likelihood is that supply from these markets could now begin to tail off as the bulk of near-market supplies of old gold have probably already emerged.
Recycling in the non-western markets eased back in line with the price early in the quarter. The decline was further reinforced by the fact that consumers in many markets were expecting another upward swing in the price and were therefore waiting for higher prices to materialise before they sold their existing holdings of gold. In the Middle Eastern markets, anecdotal evidence suggests that near-market supplies have been severely depleted and therefore a notable increase in the price would be required in order to draw out further supplies for recycling.
Note on data revision
An improvement in the GFMS data sources for both consumer demand in India and for technology demand has resulted in an upward revision to both data series.
Total Indian consumer demand (investment plus jewellery demand) has been revised higher for 2010 due to a sizeable upward revision to the investment component of demand. As explained in the 2011 Gold Survey published by GFMS in April:
‘GFMS estimates for Indian bar investment have been revised significantly higher since Gold Survey 2010 — Update 2 released in January 2011. It transpired during our subsequent research trips that in spite of our generous estimates for bar investment we had substantially understated the figure. Additionally, estimates for some previous years have also been revised upwards mainly to account for higher import estimates.’
At the same time, the back series for Indian jewellery demand has been revised markedly lower as a result of extensive field research by GFMS, which resulted in a greater proportion of total supply being allocated to investment. Again, the reasons for this revision were explicitly discussed in the Gold Survey 2011:
‘It should be noted that our estimate for 2010 has been revised markedly lower from the preliminary estimates made in January’s Gold Survey 2010 — Update 2. The downward revision is mainly the result of a larger share of total supply being apportioned to bar investment because our field research at the end of last year indicated conclusively that... our ratio of jewellery in relation to investment for 2010 was too high. (The reader is advised that, in addition to this, there have been a few upwards revisions to the demand series for previous years, mainly as the import statistics for the respective years have been revised higher).’
New sources of information also revealed additional demand in the Technology sector. The data series for Technology demand has therefore been revised higher and, as a consequence, 2010 is now the highest year on record for the electronics component of technology demand.
16_17

Gold demand statistics
Demand
Table 1: Gold demand1 (tonnes)

											Q1’11
											vs
											Q1’10	4-quarter
	2009	2010	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11[2]	% chg	% chg[3]

Jewellery	1,813.6	2,016.7	444.8	492.1	520.5	521.3	416.7	519.5	559.2	556.9	7	4

Technology	409.8	466.4	102.3	107.2	112.5	114.1	116.1	120.1	116.2	113.8	0	7
Electronics	274.9	326.8	66.7	74.3	77.5	78.8	80.4	86.2	81.4	79.8	1	10
Other industrial	82.2	90.9	22.4	19.7	21.8	22.4	23.3	22.0	23.2	22.5	0	5
Dentistry	52.7	48.7	13.2	13.2	13.2	12.8	12.4	11.8	11.6	11.5	-10	-10

Investment	1,394.8	1,487.4	278.7	252.7	251.0	245.6	572.6	340.8	328.4	310.5	26	51
Total bar and coin demand	777.7	1,149.4	210.6	210.5	209.2	240.9	281.7	302.1	324.7	366.4	52	46
Physical bar demand	490.0	853.9	140.3	143.2	134.1	173.2	196.9	227.4	256.4	280.4	62	63
Official coin	228.8	207.1	55.6	49.5	54.9	45.2	68.8	50.4	42.8	62.7	39	10
Medals/imitation coin	58.9	88.3	14.8	17.8	20.3	22.5	16.0	24.3	25.5	23.3	3	18
ETFs and similar products[4]	617.1	338.0	68.1	42.2	41.7	4.7	291.0	38.7	3.6	-55.9	—	77

Gold demand	3,618.1	3,970.5	825.9	852.0	884.0	881.0	1,105.4	980.4	1,003.7	981.3	11	18

London PM fix (US$/oz)	972.3	1,224.5	922.2	960.0	1,099.6	1,109.1	1,196.7	1,226.8	1,366.8	1,386.3	25	27

1	Gold demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended March 2011 vs 12 months ended March 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada, and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.
Source: GFMS, LBMA, World Gold Council
Table 2: Gold demand1 (US$mn)

											Q1’11
											vs
											Q1’10	4-quarter
	2009	2010	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’112	% chg	% chg[3]

Jewellery	56,695	79,395	13,189	15,188	18,402	18,587	16,033	20,491	24,572	24,821	34	31

Technology	12,811	18,363	3,034	3,310	3,979	4,067	4,466	4,736	5,106	5,074	25	35
Electronics	8,595	12,867	1,977	2,294	2,739	2,811	3,094	3,401	3,576	3,558	27	39
Other industrial	2,568	3,579	665	609	771	799	896	869	1,020	1,003	26	33
Dentistry	1,648	1,916	392	407	468	458	477	467	510	513	12	14

Investment	43,604	58,559	8,263	7,799	8,873	8,759	22,033	13,442	14,429	13,840	58	89
Total bar and coin demand	24,312	45,250	6,245	6,496	7,398	8,590	10,837	11,916	14,269	16,331	90	86
Physical bar demand	15,318	33,619	4,159	4,419	4,741	6,176	7,577	8,968	11,268	12,499	102	107
Official coin	7,153	8,155	1,647	1,526	1,940	1,610	2,646	1,988	1,881	2,793	73	38
Medals/imitation coin	1,841	3,477	438	550	716	804	615	959	1,120	1,039	29	49
ETFs and similar products[4]	19,291	13,308	2,018	1,304	1,475	169	11,195	1,526	160	-2,491	—	109

Gold demand	113,109	156,317	24,486	26,298	31,253	31,414	42,532	38,670	44,106	43,735	39	49

1	Gold demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended March 2011 vs 12 months ended March 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), Julius Baer Physical Gold, Central Fund of Canada, and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.
Source: GFMS, LBMA, World Gold Council
Gold Demand Trends | First quarter 2011

Table 3: Total investment demand1 (tonnes except where specified)

											Q1’11
											vs
											Q1’10	4-quarter
	2009	2010	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11[2]	% chg	% chg[3]

Investment	1,394.8	1,487.4	278.7	252.7	251.0	245.6	572.6	340.8	328.4	310.5	26	51
Total bar and coin demand	777.7	1,149.4	210.6	210.5	209.2	240.9	281.7	302.1	324.7	366.4	52	46
Physical bar demand	490.0	853.9	140.3	143.2	134.1	173.2	196.9	227.4	256.4	280.4	62	63
Official coin	228.8	207.1	55.6	49.5	54.9	45.2	68.8	50.4	42.8	62.7	39	10
Medals/imitation coin	58.9	88.3	14.8	17.8	20.3	22.5	16.0	24.3	25.5	23.3	3	18
ETFs and similar products[4]	617.1	338.0	68.1	42.2	41.7	4.7	291.0	38.7	3.6	-55.9	—	77
OTC investment and stock flows[5]	463.2	184.9	137.7	5.6	129.5	6.5	-2.2	5.1	175.3	-128.2	—	-82

Total investment	1,858.0	1,672.3	416.4	258.3	380.5	252.2	570.5	346.0	503.7	182.3	-28	23

Total investment $mn	58,083	65,837	12,347	7,971	13,452	8,992	21,949	13,645	22,134	8,126	-10	54

1	Total investment demand excluding central banks.

2	Provisional.

3	Percentage change, 12 months ended March 2011 vs 12 months ended March 2010.

4	Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRAGOLD, Julius Baer Physical Gold, Central Fund of Canada, and Central Gold Trust, Swiss Gold, Claymore Gold Bullion ETF, Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubushi Physical Gold ETF, Credit Suisse Xmtch and Dubai Gold Securities.

5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.
Source: GFMS, LBMA, World Gold Council
Table 4: Gold supply and demand (World Gold Council presentation)

											Q1’11
											vs
											Q1’10	4-quarter
	2009	2010	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11[1]	% chg	% chg[2]

Supply
Mine production	2,589.5	2,688.9	639.8	683.7	677.3	620.3	655.7	709.2	703.7	663.9	7.0	4.2
Net producer hedging	-236.4	-103.1	-30.6	-96.7	-108.9	-18.7	18.8	-56.0	-47.1	-10.0	—	—
Total mine supply	2,353.1	2,585.8	609.2	587.0	568.4	601.6	674.5	653.2	656.5	653.9	8.7	11.5
Official sector sales[3]	33.6	-75.9	-8.7	-9.7	-10.2	-58.8	-14.3	-23.2	20.4	-129.3	—	—
Recycled gold	1,694.7	1,645.5	373.5	302.9	408.4	369.3	444.3	377.0	454.9	347.5	-5.9	11.7

Total supply	4,081.3	4,155.4	974.0	880.3	966.5	912.1	1,104.4	1,007.0	1,131.9	872.2	-4.4	10.2

Demand
Fabrication
Jewellery	1,813.6	2,016.7	455.2	514.8	473.5	545.8	417.9	540.9	512.0	576.0	5.5	2.9
Technology	409.8	466.4	102.3	107.2	112.5	114.1	116.1	120.1	116.2	113.8	-0.2	6.9
Sub-total above fabrication	2,223.3	2,483.1	557.6	622.0	586.0	659.9	534.0	661.0	628.2	689.9	4.5	3.6
Total bar and coin demand[4]	777.7	1,149.4	210.6	210.5	209.2	240.9	281.7	302.1	324.7	366.4	52.1	46.3
ETFs and similar	617.1	338.0	68.1	42.2	41.7	4.7	291.0	38.7	3.6	-55.9	—	76.9
Gold demand	3,618.1	3,970.5	836.3	874.7	837.0	905.5	1,106.6	1,001.8	956.5	1,000.4	10.5	17.7
OTC investment and stock flows[5]	463.2	184.9	137.7	5.6	129.5	6.5	-2.2	5.1	175.3	-128.2	—	-82.1

Total demand	4,081.3	4,155.4	974.0	880.3	966.5	912.1	1,104.4	1,007.0	1,131.9	872.2	-4.4	10.2

London PM fix (US$/oz)	972.3	1,224.5	922.2	960.0	1,099.6	1,109.1	1,196.7	1,226.8	1,366.8	1,386.3	25.0	26.5

1	Provisional.

2	Percentage change, 12 months ended March 2011 vs 12 months ended March 2010.

3	Excluding any delta hedging of central bank options.

4	Total bar and coin demand combines the investment categories previously identified as relating to ‘retail’ demand.

5	This includes institutional investment (other than ETFs and similar), stock movements and other elements as well as any residual error.
Source: GFMS, LBMA, World Gold Council. Data in this table are consistent with those published by GFMS in their Gold Survey but adapted to the World Gold Council’s presentation and take account of the additional demand data now available. The “OTC investment and stock flows” figure differs from the “implied net (dis)investment” figure in GFMS’ supply and demand table as it excludes “ETFs and similar”. ‘Total bar and coin demand’ is equal to GFMS’ ‘Physical bar investment’ plus the ‘Official coin’ and ‘Medals/Imitation coin’ categories. Note that jewellery data refer to fabrication and quarterly data differ from those for consumption in Tables 1 and 2.
18_19

Table 5: Consumer demand1 in selected countries: Q1 2011 (tonnes)

	Q1’10			Q1’11*			Q1’11* vs Q1’10, % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total

India	184.1	79.3	263.4	206.2	85.6	291.8	12	8	11
Greater China	125.8	41.0	166.8	152.0	93.5	245.5	21	128	47
China	118.2	40.7	158.9	142.9	90.9	233.8	21	123	47
Hong Kong	5.6	0.3	5.8	7.3	0.3	7.6	32	12	31
Taiwan	2.0	0.0	2.0	1.8	2.3	4.1	-9	—	104
Japan	4.8	-11.8	-7.0	2.2	-5.8	-3.7	-55	—	—
Indonesia	9.6	3.2	12.8	10.3	5.3	15.6	8	66	22
South Korea	5.2	1.1	6.2	5.0	0.3	5.3	-3	-71	-15
Thailand	2.5	15.5	18.1	2.1	21.4	23.6	-16	38	30
Vietnam	5.1	14.1	19.2	5.5	14.2	19.7	7	1	2
Middle East	58.6	7.4	65.9	49.0	8.1	57.0	-16	10	-13
Saudi Arabia	16.2	3.5	19.7	13.1	3.7	16.8	-19	6	-15
Egypt	17.8	0.6	18.4	10.9	0.4	11.3	-39	-29	-38
UAE	18.9	2.7	21.6	19.8	3.2	23.0	5	21	7
Other Gulf	5.7	0.6	6.4	5.2	0.8	5.9	-10	20	-7
Turkey	18.4	9.1	27.5	20.6	18.3	38.9	12	101	41
Russia	15.6	—	15.6	16.7	—	16.7	7	—	7
USA	22.9	14.6	37.5	20.5	22.5	43.0	-10	54	15
Italy	5.2	—	5.2	4.7	—	4.7	-11	—	-11
UK	3.8	—	3.8	3.1	—	3.1	-17	—	-17
Europe ex CIS	—	39.5	39.5	—	78.1	78.1	—	98	98
France	—	0.1	0.1	—	0.3	0.3	—	131	131
Germany	—	18.6	18.6	—	37.7	37.7	—	103	103
Switzerland	—	13.0	13.0	—	28.2	28.2	—	117	117
Other Europe	—	7.8	7.8	—	11.9	11.9	—	53	53

Total above	461.5	212.9	674	497.9	341.4	839	8	60	24

Other	59.7	28.0	88	59.0	25.0	84	-1	-11	-4

World total	521.3	240.9	762	556.9	366.4	923	7	52	21

*	Provisional.
Source: GFMS, World Gold Council
Gold Demand Trends | First quarter 2011

Table 6: Indian supply estimates (tonnes)

Figures in tonnes	Q1’10	Q2’10	Q3’10	Q4’10	Q1’111	2010

Supply
Net imports, Available for Domestic consumption	261	167	250	281	286	958
Domestic supply from recycled gold	14	20	22	25	10	81
Domestic supply from other sources[2]	3	3	3	2	3	10
Equals total supply[3]	277	190	275	308	299	1050

1	Provisional.

2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.

3	This supply can be consumed across the three sectors — jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.
Source: GFMS
Table 7: Consumer demand1 in selected countries: Q1 2011 (value, US$mn)

	Q1’10			Q1’11*			Q1’11* vs Q1’10, % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total

India	6,565	2,828	9,393	9,190	3,815	13,005	40	35	38
Greater China	4,485	1,461	5,946	6,776	4,166	10,942	51	185	84
China	4,215	1,452	5,667	6,369	4,051	10,420	51	179	84
Hong Kong	198	9	207	325	12	338	64	40	63
Taiwan	72	0	72	82	103	185	13	—	155
Japan	171	-422	-251	96	-259	-163	-44	—	—
Indonesia	341	114	455	459	236	695	35	107	53
South Korea	184	37	222	223	13	237	21	-64	7
Thailand	90	554	644	94	956	1,050	5	72	63
Vietnam	183	503	685	245	633	878	34	26	28
Middle East	2,089	262	2,351	2,183	359	2,542	5	37	8
Saudi Arabia	576	125	701	584	165	749	1	32	7
Egypt	635	21	655	487	18	505	-23	-12	-23
UAE	674	94	768	882	143	1,025	31	51	33
Other Gulf	204	22	226	230	34	264	13	50	16
Turkey	657	324	982	920	815	1,734	40	151	77
Russia	556	—	556	744	—	744	34	—	34
USA	816	520	1,336	914	1,003	1,917	12	93	44
Italy	185	—	185	207	—	207	12	—	12
UK	135	—	135	140	—	140	4	—	4
Europe ex CIS	—	1,410	1,410	—	3,481	3,481	—	147	147
France	—	5	5	—	13	13	—	188	188
Germany	—	663	663	—	1,681	1,681	—	153	153
Switzerland	—	464	464	—	1,255	1,255	—	171	171
Other Europe	—	278	278	—	531	531	—	91	91

Total above	16,457	7,591	24,048	22,193	15,218	37,411	35	100	56

Other	2,130	999	3,129	2,628	1,113	3,741	23	11	20

World total	18,587	8,590	27,177	24,821	16,331	41,152	34	90	51

*	Provisional.
Source: GFMS, LBMA, World Gold Council
20_21

Table 8: Consumer demand1 in selected countries: four-quarter totals (tonnes)

	12 months ended Q1’10			12 months ended Q1’11*			Year on Year % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total

India	597.5	261.7	859.2	679.5	355.2	1,034.7	14	36	20
Greater China	419.7	121.6	541.3	506.4	239.1	745.5	21	97	38
China	393.9	128.2	522.0	476.5	237.5	714.0	21	85	37
Hong Kong	17.5	1.0	18.5	22.4	1.1	23.5	28	16	27
Taiwan	8.4	-7.5	0.9	7.5	0.5	8.0	-10	—	829
Japan	19.5	-40.7	-21.1	15.9	-43.0	-27.1	-19	—	—
Indonesia	41.2	0.2	41.4	33.5	16.1	49.6	-19	7,950	20
South Korea	19.6	-3.7	15.9	15.7	-0.2	15.6	-20	—	-2
Thailand	7.7	25.5	33.1	5.9	57.1	62.9	-23	124	90
Vietnam	15.9	61.9	77.8	14.7	67.1	81.8	-8	8	5
Middle East	236.6	23.8	260.4	194.9	30.4	225.3	-18	27	-13
Saudi Arabia	79.9	12.8	92.7	64.5	14.7	79.2	-19	15	-15
Egypt	59.6	1.9	61.5	46.6	2.2	48.8	-22	15	-21
UAE	71.9	8.2	80.1	62.5	11.0	73.5	-13	34	-8
Other Gulf	25.2	0.9	26.1	21.4	2.4	23.8	-15	179	-9
Turkey	77.1	36.7	113.8	72.8	49.7	122.4	-6	35	8
Russia	62.8	0.0	62.8	67.1	0.0	67.1	7	—	7
USA	145.4	99.6	245.0	126.2	112.3	238.6	-13	13	-3
Italy	40.6	0.0	40.6	34.4	0.0	34.4	-15	—	-15
UK	31.5	0.0	31.5	26.7	0.0	26.7	-15	—	-15
Europe ex CIS	—	210.4	210.4	—	305.9	305.9	—	45	45
France	—	0.2	0.2	—	1.5	1.5	—	664	664
Germany	—	93.5	93.5	—	146.0	146.0	—	56	56
Switzerland	—	71.1	71.1	—	106.9	106.9	—	50	50
Other Europe	—	45.6	45.6	—	51.6	51.6	—	13	13

Total above	1,715.0	797.1	2,512	1,793.6	1,189.8	2,983	5	49	19

Other	263.7	74.2	338	258.7	85.1	344	-2	15	2

World total	1,978.7	871.2	2,850	2,052.3	1,274.9	3,327	4	46	17

*	Provisional.
Source: GFMS, World Gold Council
Gold Demand Trends | First quarter 2011

Table 9: Consumer demand1 in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q1’10			12 months ended Q1’11*			Year on Year % chg
		Total bar			Total bar			Total bar
		and coin			and coin			and coin
	Jewellery	invest	Total	Jewellery	invest	Total	Jewellery	invest	Total

India	19,823	8,703	28,527	28,578	14,899	43,476	44	71	52
Greater China	13,922	4,057	17,979	21,272	10,160	31,432	53	150	75
China	13,066	4,271	17,337	20,020	10,076	30,097	53	136	74
Hong Kong	581	31	612	937	46	983	61	47	61
Taiwan	275	-245	30	314	38	352	14	—	1,069
Japan	648	-1,426	-779	651	-1,758	-1,106	1	—	—
Indonesia	1,339	-5	1,334	1,396	680	2,076	4	—	56
South Korea	648	-117	531	662	-5	656	2	—	24
Thailand	251	900	1,152	246	2,324	2,570	-2	158	123
Vietnam	529	2,012	2,541	620	2,804	3,424	17	39	35
Middle East	7,698	787	8,486	8,052	1,266	9,318	5	61	10
Saudi Arabia	2,562	423	2,985	2,629	614	3,243	3	45	9
Egypt	1,963	64	2,027	1,933	92	2,025	-2	44	0
UAE	2,352	271	2,623	2,604	459	3,063	11	69	17
Other Gulf	821	29	850	885	101	986	8	246	16
Turkey	2,479	1,181	3,660	2,990	2,082	5,072	21	76	39
Russia	2,077	0	2,077	2,797	0	2,797	35	—	35
USA	4,814	3,301	8,115	5,273	4,678	9,950	10	42	23
Italy	1,365	0	1,365	1,452	0	1,452	6	—	6
UK	1,061	0	1,061	1,127	0	1,127	6	—	6
Europe ex CIS	—	6,860	6,860	—	12,694	12,694	—	85	85
France	—	4	4	—	60	60	—	1,407	1,407
Germany	—	3,053	3,053	—	6,060	6,060	—	98	98
Switzerland	—	2,317	2,317	—	4,443	4,443	—	92	92
Other Europe	—	1,487	1,487	—	2,130	2,130	—	43	43

Total above	56,654	26,255	82,909	75,116	49,822	124,938	33	90	51

Other	8,712	2,473	11,185	10,801	3,531	14,332	24	43	28

World total	65,366	28,728	94,094	85,917	53,353	139,270	31	86	48

*	Provisional.
Source: GFMS, LBMA, World Gold Council
22_23

Historical data for gold demand
Table 10: Historical data for gold demand1

	Tonnes					US$bn
		Total bar					Total bar
		and coin	ETFs and				and coin	ETFs and
	Jewellery	invest	similar	Technology	Total	Jewellery	invest	similar	Technology	Total

2001	3,009	360	—	363	3,729	26.2	3.1	—	3.2	32.5
2002	2,662	353	3	358	3,363	26.5	3.5	0.0	3.6	33.5
2003	2,484	306	39	386	3,207	29.0	3.6	0.5	4.5	37.5
2004	2,616	358	133	419	3,515	34.4	4.7	1.7	5.5	46.2
2005	2,719	398	208	438	3,753	38.9	5.7	3.0	6.3	53.6
2006	2,300	419	260	468	3,435	44.6	8.1	5.1	9.1	66.7
2007	2,423	439	253	476	3,571	54.2	9.8	5.7	10.6	79.8
2008	2,304	879	321	461	3,965	64.6	24.6	9.0	12.9	111.2
2009	1,814	778	617	410	3,618	56.7	24.3	19.3	12.8	113.1
2010	2,017	1,149	338	466	3,971	79.4	45.3	13.3	18.4	156.3

Q1’05	684	122	89	106	1,001	9.4	1.7	1.2	1.5	13.8
Q2’05	741	112	-2	111	962	10.2	1.5	0.0	1.5	13.2
Q3’05	613	88	38	108	847	8.7	1.2	0.5	1.5	12.0
Q4’05	673	71	84	107	934	10.5	1.1	1.3	1.7	14.5
Q1’06	492	93	113	112	810	8.8	1.7	2.0	2.0	14.4
Q2’06	530	97	49	115	792	10.7	2.0	1.0	2.3	16.0
Q3’06	558	112	19	116	804	11.1	2.2	0.4	2.3	16.1
Q4’06	708	114	79	116	1,018	14.0	2.3	1.6	2.3	20.1
Q1’07	566	117	36	117	836	11.8	2.4	0.8	2.4	17.5
Q2’07	666	135	-3	119	918	14.3	2.9	-0.1	2.6	19.7
Q3’07	604	112	139	117	974	13.2	2.5	3.1	2.6	21.3
Q4’07	578	65	80	111	834	14.6	1.6	2.0	2.8	21.1
Q1’08	484	101	73	122	779	14.4	3.0	2.2	3.6	23.2
Q2’08	559	149	4	124	837	16.1	4.3	0.1	3.6	24.1
Q3’08	694	283	149	119	1,245	19.4	7.9	4.2	3.3	34.9
Q4’08	567	346	95	96	1,104	14.5	8.8	2.4	2.5	28.2
Q1’09	356	147	465	88	1,056	10.4	4.3	13.6	2.6	30.8
Q2’09	445	211	68	102	826	13.2	6.2	2.0	3.0	24.5
Q3’09	492	210	42	107	852	15.2	6.5	1.3	3.3	26.3
Q4’09	521	209	42	113	884	18.4	7.4	1.5	4.0	31.3
Q1’10	521	241	5	114	881	18.6	8.6	0.2	4.1	31.4
Q2’10	417	282	291	116	1,105	16.0	10.8	11.2	4.5	42.5
Q3’10	520	302	39	120	980	20.5	11.9	1.5	4.7	38.7
Q4’10	559	325	4	116	1,004	24.6	14.3	0.2	5.1	44.1
Q1’11[2]	557	366	-56	114	981	24.8	16.3	-2.5	5.1	43.7

1	See footnotes to Table 1 for definitions and notes.

2	Provisional.
Source: GFMS, LBMA, World Gold Council
Gold Demand Trends | First quarter 2011

Appendix

Chart 6: Gold demand in tonnes and the gold price (US$/oz)	Chart 7: Gold demand in tonnes and value (US$bn)

Source: GFMS, World Gold Council	Source: GFMS, LBMA, World Gold Council

Chart 8: Gold demand by category in tonnes and the gold price (US$/oz)	Chart 9: Jewellery demand in tonnes and value (US$bn)

Source: GFMS, LBMA, World Gold Council	Source: GFMS, LBMA, World Gold Council
24_25

Chart 10: Jewellery demand by country in tonnes (Q1 2011 vs Q1 2010, % change)	Chart 11: Jewellery demand in tonnes (Q1 2011 vs Q4 2010)

Source: GFMS, World Gold Council	Source: GFMS, World Gold Council

Chart 12: Jewellery demand by country in US$ (Q1 2011 vs Q1 2010, % change)	Chart 13: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

Source: GFMS, World Gold Council	Source: GFMS, World Gold Council
Gold Demand Trends | First quarter 2011

Chart 14: Total investment demand in tonnes	Chart 15: Total bar and coin demand by category in tonnes

Source: GFMS, World Gold Council	Source: GFMS, World Gold Council

Chart 16: Holdings in exchange traded funds (tonnes) and the gold price (US$/oz)	Chart 17: Total bar and coin demand in tonnes (Q1 2011 and Q4 2010)

Source: GFMS, www.exchangetradedgold.com, LBMA, World Gold Council	Source: GFMS, World Gold Council
26_27

Chart 18: Total bar and coin demand in tonnes (Q1 2011 and Q1 2010)	Chart 19: European total bar and coin demand in tonnes

Source: GFMS, World Gold Council	Source: GFMS, World Gold Council

Chart 20: Technology demand by category in tonnes	Chart 21: Quarterly supply in tonnes

Source: GFMS, World Gold Council	Source: GFMS, World Gold Council
Gold Demand Trends | First quarter 2011

Notes and definitions
All statistics (except where specified) are in weights of fine gold
—
Not applicable
Consumer demand
The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.
Dental
The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
London PM fix
Unless described otherwise, gold price values are based on the London PM fix.
Jewellery
All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. It excludes secondhand jewellery, other metals plated with gold, coins and bars used as jewellery and purchases funded by the trading in of existing jewellery.
Mine production
Formal and informal output.
N/A
Not available
Net producer hedging
The change in the physical market impact of mining companies’ gold loans, forwards and options positions.
Official sector sales
Gross sales less gross purchases by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.
OTC investment and stock flows
Partly a statistical residual, this data is largely reflective of demand in the opaque OTC market, with an additional contribution occasionally from changes to fabrication inventories.
Physical bar demand
Global investment in physical gold in bar form.
Recycled gold (previously gold scrap)
Gold sourced from old fabricated products which has been recovered and refined back into bars.
Technology
This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.
Tonne
1,000 kg or 32,151 troy oz of fine gold.
Total bar and coin demand
This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second hand coins and is measured as net purchases.
Total investment
Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.
Revisions to data
All data may be subject to revision in the light of new information.
Historical data
Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact GFMS Ltd (+44 20 7478 1777; gold@gfms.co.uk).
28_29

Sources, copyright and disclaimers
© 2011 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by GFMS Ltd. GFMS Ltd retains all rights in such statistics © 2011.
All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of GFMS Ltd, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.
Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor GFMS Ltd can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.
No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and GFMS Ltd do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.
This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by GFMS Ltd. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.
Gold Demand Trends | First quarter 2011

I024201105

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Published: May 2011

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